Novartis Second Quarter and Half Year 2026 Condensed Interim Financial Report – Supplementary Data

INDEX Page
OPERATING PERFORMANCE REVIEW 3
CASH FLOW AND BALANCE SHEET 11
INNOVATION REVIEW 15
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements 17
Consolidated statements of comprehensive income 19
Consolidated balance sheets 20
Consolidated statements of changes in equity 21
Consolidated statements of cash flows 23
Notes to condensed interim consolidated financial statements 25
SUPPLEMENTARY INFORMATION 43
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results 45
NON-IFRS MEASURE FREE CASH FLOW 48
ADDITIONAL INFORMATION
Net debt 50
Share information 50
Effects of currency fluctuations 51
DISCLAIMER 52

Operating performance review
Key figures
Second quarter and half year
(USD millions unless indicated otherwise)	Q2 2026 USD m	Q2 2025 USD m	% change USD	% change cc1	H1 2026 USD m	H1 2025 USD m	% change USD	% change cc1

Net sales to third parties	14 408	14 054	3	1	27 521	27 287	1	-2

Other revenues	543	782	-31	-31	954	1 169	-18	-19

Cost of goods sold	-3 710	-3 322	-12	-10	-7 169	-6 549	-9	-6

Gross profit	11 241	11 514	-2	-3	21 306	21 907	-3	-5

Selling, general and administration	-3 241	-3 442	6	7	-6 381	-6 500	2	4

Research and development	-2 847	-2 727	-4	-3	-5 587	-5 093	-10	-6

Other income	410	548	-25	-25	888	774	15	10

Other expense	-813	-1 029	21	22	-1 241	-1 561	20	23

Operating income	4 750	4 864	-2	-3	8 985	9 527	-6	-7

% of net sales	33.0	34.6			32.6	34.9

Loss from associated companies	-2	-3	33	48	-5	-6	17	26

Interest expense	-462	-289	-60	-64	-805	-559	-44	-46

Other financial income and expense	-17	-41	nm	nm	-67	-24	nm	nm

Income before taxes	4 269	4 531	-6	-6	8 108	8 938	-9	-10

Income taxes	-1 012	-507	-100	-98	-1 695	-1 305	-30	-29

Net income	3 257	4 024	-19	-19	6 413	7 633	-16	-17

Basic earnings per share (USD)	1.71	2.07	-17	-18	3.37	3.91	-14	-15

Net cash flows from operating activities	5 882	6 664	-12		9 558	10 309	-7

Non-IFRS measures [1]

Free cash flow	5 561	6 333	-12		8 891	9 724	-9

Core operating income	5 940	5 925	0	0	10 837	11 500	-6	-7

% of net sales	41.2	42.2			39.4	42.1

Core net income	4 578	4 710	-3	-4	8 372	9 192	-9	-10

Core basic earnings per share (USD)	2.41	2.42	0	-1	4.39	4.69	-6	-8

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

nm = not meaningful

Strategy
Our focus
Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Second quarter
Net sales
Net sales were USD 14.4 billion (+3%, +1% cc), with volume growth contributing 18 percentage points, offset by 14 percentage points from generic competition. Pricing had a negative impact of 3 percentage points, and currency had a positive impact of 2 percentage points. By region, sales in the US were USD 6.0 billion (-5%) and sales in the rest of the world were USD 8.5 billion (+8%, +6% cc).
Sales growth was driven by continued strong performance from Kisqali (USD 1.7 billion, +44%, +43% cc), Kesimpta (USD 1.4 billion, +32%, +32% cc), Scemblix (USD 562 million, +89%, +89% cc), Pluvicto (USD 651 million, +43%, +43% cc) and Leqvio (USD 480 million, +61%, +59% cc), offset by generic competition, mainly Entresto (USD 1.2 billion, -50%, -51% cc).
In the US (USD 6.0 billion, -5%), strong growth from Kisqali, Kesimpta, Scemblix, Cosentyx and Pluvicto was more than offset by generic competition, mainly Entresto and Promacta. In Europe (USD 4.4 billion, +6%, +4% cc), sales grew driven by Kisqali, Kesimpta and Leqvio, partly offset by generic competition, mainly Promacta. Sales in emerging growth markets were USD 3.9 billion (+10%, +6% cc), including USD 1.2 billion of sales from China (+12%, +6% cc).
Operating income
Gross profit was USD 11.2 billion (-2%, -3% cc), mainly due to a prior-year royalty settlement income and unfavorable product mix.
SG&A expenses were USD 3.2 billion (+6%, +7% cc)1, driven by productivity.
R&D expenses were USD 2.8 billion (-4%, -3% cc), mainly due to investments in recently acquired assets.
Other income was USD 0.4 billion (-25%, -25% cc), decreasing mainly due to lower government grant income.
Other expense was USD 0.8 billion (+21%, +22% cc), decreasing mainly due to lower legal related costs.
1 For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.

Operating income was USD 4.8 billion (-2%, -3% cc), declining mainly due to lower gross profit, partly offset by lower SG&A expenses. Operating income margin was 33.0% of net sales, decreasing 1.6 percentage points (1.3 percentage points in cc).
Core adjustments were USD 1.2 billion, mainly due to amortization, compared with USD 1.1 billion in the prior-year quarter. Core adjustments increased mainly due to higher restructuring and higher impairments, partly offset by lower legal related costs.
Core gross profit was USD 12.0 billion (0%, -1% cc), as higher revenues were offset by unfavorable product mix.
Core SG&A expenses were USD 3.2 billion (+6%, +7% cc), driven by productivity.
Core R&D expenses were USD 2.7 billion (-4%, -2% cc), due to investments in recently acquired assets.
Core other income was USD 0.1 billion (-48%, -48% cc), decreasing mainly due to lower government grant income. Core other expense was USD 0.2 billion (-27%, -30% cc).
Core operating income was USD 5.9 billion (0%, 0% cc), in line with the prior-year quarter. Core operating income margin was 41.2% of net sales, decreasing 1.0 percentage point (0.7 percentage points in cc).
Interest expense and other financial income and expense
Interest expense amounted to USD 462 million compared with USD 289 million in the prior-year quarter, mainly due to the increase in financial debt.
Other financial income and expense amounted to an expense of USD 17 million, broadly in line with the prior-year quarter.
Core interest expense amounted to USD 462 million compared with USD 289 million in the prior-year quarter, mainly due to the increase in financial debt.
Core other financial income and expense amounted to an income of USD 19 million, broadly in line with the prior-year quarter.
Income taxes
The tax rate in the second quarter was 23.7% compared to 11.2% in the prior-year period. The current-year tax rate was negatively impacted by the tax effects of an intercompany transaction and by changes in uncertain tax positions. The prior-year tax rate was favorably impacted by changes in uncertain tax positions and other items. Both the current- and prior-year tax rates were impacted by the adjustments to the estimated full-year tax rate, which was lower than previously estimated. Excluding these impacts, the tax rate would have been 17.3% in the current year and 15.5% in the prior-year period. The increase compared with the prior year was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.7% compared to 16.2% in the prior year. The increase from the prior year was mainly the result of a change in proﬁt mix.
Net income, EPS, cash flows from operating activities and free cash flow
Net income was USD 3.3 billion (-19%, -19% cc), impacted by higher income taxes and higher interest expense. EPS was USD 1.71 (-17%, -18% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 4.6 billion (-3%, -4% cc), mainly due to higher interest expense. Core EPS was USD 2.41 (0%, -1% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 5.9 billion (-12%) mainly due to lower net income, adjusted for non-cash items and other adjustments, and by unfavorable net changes in other financial receipts.
Free cash flow amounted to USD 5.6 billion (-12%), due to lower net cash flows from operating activities.

First half
Net sales
Net sales were USD 27.5 billion (+1%, -2% cc), with volume growth contributing 15 percentage points, offset by 14 percentage points from generic competition. Pricing had a negative impact of 3 percentage points, and currency had a positive impact of 3 percentage points. By region, sales in the US were USD 10.9 billion (-9%) and sales in the rest of the world were USD 16.6 billion (+8%, +4% cc).
Sales were broadly stable, as strong growth from Kisqali (USD 3.2 billion, +51%, +48% cc), Kesimpta (USD 2.6 billion, +31%, +29% cc), Pluvicto (USD 1.3 billion, +57%, +55% cc), Scemblix (USD 995 million, +86%, +85% cc) and Leqvio (USD 932 million, +68%, +64% cc) was offset by generic competition, mainly Entresto (USD 2.5 billion, -46%, -48% cc), Promacta (USD 363 million, -65%, -66% cc) and Tasigna (USD 297 million, -58%, -59% cc).
In the US (USD 10.9 billion, -9%), strong growth from Kisqali, Kesimpta, Pluvicto, Scemblix and Leqvio was more than offset by generic competition, mainly Entresto and Promacta. In Europe (USD 8.6 billion, +7%, +1% cc), sales grew driven by Kisqali, Kesimpta and Leqvio partly offset by generic competition, mainly Promacta and Xolair. Sales in emerging growth markets were USD 7.7 billion (+9%, +4% cc), including USD 2.5 billion of sales from China (+13%, +7% cc).
Operating income
Gross profit was USD 21.3 billion (-3%, -5% cc), mainly due to lower net sales and unfavorable product mix.
SG&A expenses were USD 6.4 billion (+2%, +4% cc), driven by productivity.
R&D expenses were USD 5.6 billion (-10%, -6% cc), mainly due to investments in recently acquired assets.
Other income was USD 0.9 billion (+15%, +10% cc), driven by higher asset divestment gains partly offset by lower government grant income.
Other expense was USD 1.2 billion (+20%, +23% cc), decreasing mainly due to lower legal related costs.
Operating income was USD 9.0 billion (-6%, -7% cc), declining mainly due to lower gross profit, partly offset by lower legal related costs and lower SG&A expenses. Operating income margin was 32.6% of net sales, decreasing 2.3 percentage points (1.8 percentage points in cc).
Core adjustments were USD 1.9 billion, mainly due to amortization, compared with USD 2.0 billion in the prior year.
Core gross profit was USD 22.7 billion (-1%, -3% cc), declining due to lower net sales and unfavorable product mix.
Core SG&A expenses were USD 6.4 billion (+2%, +5% cc), driven by productivity.
Core R&D expenses were USD 5.4 billion (-10%, -7% cc), mainly due to investments in recently acquired assets.
Core other income was USD 0.2 billion (-22%, -31% cc), mainly due to lower government grant income. Core other expense was USD 0.4 billion (+5%, +11% cc).
Core operating income was USD 10.8 billion (-6%, -7% cc), declining mainly due to lower gross profit. Core operating income margin was 39.4% of net sales, decreasing 2.7 percentage points (2.3 percentage points in cc).
Interest expense and other financial income and expense
Interest expense amounted to USD 805 million compared with USD 559 million in the prior year, mainly due to the increase in financial debt.
Other financial income and expense amounted to an expense of USD 67 million, broadly in line with the prior year.
Core interest expense amounted to USD 805 million compared with USD 559 million in the prior year, mainly due to the increase in financial debt.

Core other financial income and expense amounted to an income of USD 23 million, broadly in line with the prior year.
Income taxes
The tax rate in the first half was 20.9% compared to 14.6% in the prior year. The current-year tax rate was negatively impacted by the tax effects of an intercompany transaction and by changes in uncertain tax positions. The prior-year tax rate was favorably impacted by changes in uncertain tax positions. This was partly offset by the effect of remeasuring deferred tax balances following a tax rate change in Switzerland, prior-year items and other items. Excluding these impacts, the tax rate would have been 17.3% in the current year and 15.5% in the prior-year period. The increase compared with the prior year was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.7% compared to 16.2% in the prior year. The increase from the prior year was mainly the result of a change in proﬁt mix.
Net income, EPS, cash flows from operating activities and free cash flow
Net income was USD 6.4 billion (-16%, -17% cc), mainly due to lower operating income, higher income taxes and higher interest expense. EPS was USD 3.37 (-14%, -15% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 8.4 billion (-9%, -10% cc), mainly due to lower core operating income and higher interest expense. Core EPS was USD 4.39 (-6%, -8% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 9.6 billion (-7%), mainly due to lower net income, adjusted for non-cash items and other adjustments, and unfavorable net changes in other financial receipts, partly offset by favorable changes in working capital.
Free cash flow amounted to USD 8.9 billion (-9%), due to lower net cash flows from operating activities.

Product commentary (relating to Q2 performance)
Cardiovascular, RENAL and METABOLIC
	Q2 2026	Q2 2025	% change	% change	H1 2026	H1 2025	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	1 181	2 357	-50	-51	2 486	4 618	-46	-48

Leqvio	480	298	61	59	932	555	68	64

Vanrafia	27		nm	nm	43		nm	nm

Total cardiovascular, renal and metabolic	1 688	2 655	-36	-37	3 461	5 173	-33	-35

nm = not meaningful
Entresto (USD 1 181 million, –50%, –51% cc) sales declined due to generic competition in the US. Entresto continued to grow ex-US, where the product is approved for heart failure globally as well as hypertension in China and Japan.
Leqvio (USD 480 million, +61%, +59% cc) sales grew mainly driven by the US, Europe and continued uptake in China following inclusion in the National Reimbursement Drug List (NRDL) in January. Leqvio is registered in 109 countries worldwide and commercially available in 89 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals. Novartis is in US ANDA litigation with a generic manufacturer.
Vanrafia (USD 27 million) sales reflect continued launch execution following 2025 approvals in the US and China, as the first and only selective endothelin A (ETA) receptor antagonist for proteinuria reduction in primary IgA nephropathy (IgAN).
Immunology
	Q2 2026	Q2 2025	% change	% change	H1 2026	H1 2025	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 824	1 629	12	10	3 390	3 163	7	5

Ilaris	550	477	15	15	1 025	896	14	13

Xolair [1]	342	443	-23	-25	730	899	-19	-22

Rhapsido	64		nm	nm	101		nm	nm

Total immunology	2 780	2 549	9	8	5 246	4 958	6	3

[1] Net sales to third parties reflect Xolair sales for all indications.
nm = not meaningful
Cosentyx (USD 1 824 million, +12%, +10% cc) sales grew driven by US performance including growth in HS and IV. Ex-US, sales grew in Europe and most emerging markets, partly offset by a decline in China.
Ilaris (USD 550 million, +15%, +15% cc) sales grew across all regions, with continued momentum in the Periodic Fever Syndromes and Still’s disease indications.
Xolair (USD 342 million, –23%, –25% cc) sales declined mainly due to continued biosimilar pressure. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Rhapsido (USD 64 million) continued to show strong early uptake in the US, supported by increasing payer coverage and a free drug program facilitating patient access. Ex-US, sales were driven by early launch uptake in China, with recent launches in Germany, Austria and the UAE following Q2 approvals in CSU.

Neuroscience
	Q2 2026	Q2 2025	% change	% change	H1 2026	H1 2025	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	1 424	1 077	32	32	2 588	1 976	31	29

Zolgensma Group	365	297	23	20	667	624	7	3

Aimovig	88	83	6	3	183	159	15	8

Total neuroscience	1 877	1 457	29	28	3 438	2 759	25	22

Kesimpta (USD 1 424 million, +32%, +32% cc) sales grew across all regions, driven by increased demand and strong access, as a high efficacy B-cell therapy with at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 94 countries with more than 216,000 patients treated since launch.
Zolgensma Group (USD 365 million, +23%, +20% cc) sales grew driven by continued launch momentum from Itvisma in the US and UAE. Itvisma is now also approved in Japan, Qatar and the EU. Zolgensma sales were stable, with over 5,500 patients treated globally since launch.
Aimovig (USD 88 million, +6%, +3% cc) sales grew driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and Japan.
ONCOLOGY
	Q2 2026	Q2 2025	% change	% change	H1 2026	H1 2025	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Kisqali	1 695	1 177	44	43	3 211	2 133	51	48

Pluvicto	651	454	43	43	1 293	825	57	55

Jakavi	576	524	10	8	1 133	1 016	12	6

Tafinlar + Mekinist [1]	581	573	1	0	1 074	1 125	-5	-7

Scemblix	562	298	89	89	995	536	86	85

Lutathera	225	207	9	8	436	400	9	8

Fabhalta [2]	225	120	88	88	394	201	96	94

Total oncology	4 515	3 353	35	34	8 536	6 236	37	34

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[2] Net sales to third parties reflect Fabhalta sales for all indications.
Kisqali (USD 1 695 million, +44%, +43% cc) sales grew strongly across all regions, with continued market share growth in the early breast cancer indication as well as leadership in metastatic breast cancer. Kisqali performance reflects its consistent overall survival benefit across all Phase III mBC trials, its NCCN Category 1 preferred status, its ESMO-MCBS highest-rated CDK4/6i in mBC and highest possible rating in eBC, and its ESMO guidelines preferred status in 1L mBC.
Pluvicto (USD 651 million, +43%, +43% cc) sales showed continued strong demand driven by the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) setting in the US, while ex-US access continued to expand, with the post-taxane mCRPC setting now approved in 52 countries and the pre-taxane setting approved in 14 countries.
Jakavi (USD 576 million, +10%, +8% cc) sales grew across indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Tafinlar + Mekinist (USD 581 million, +1%, 0% cc) sales were broadly stable, as a decline in the US due to competitive pressure was offset by ex-US sales growth. Novartis is in US ANDA litigation with a generic manufacturer.
Scemblix (USD 562 million, +89%, +89% cc) sales grew across all regions, with continued momentum in the newly diagnosed patients-line indication, where 66 markets have secured approval.
Lutathera (USD 225 million, +9%, +8% cc) sales grew driven by demand in the US and Europe, including continued 2L leadership and solidified share in the 1L setting in the US. Novartis is in patent litigation with manufacturers having FDA applications referencing Lutathera. In June 2026, the U.S. District Court for the District of Delaware issued a negative decision regarding the validity of Novartis patents covering Lutathera, which expire in 2039 (with pediatric exclusivity). Novartis has appealed the decision. No manufacturers have final approval in the US. Any commercial launch of a product referencing Lutathera prior to the final outcome of the appeal may be at risk of later litigation.

Fabhalta (USD 225 million, +88%, +88% cc) sales grew, reflecting continued expansion in PNH and renal indications.
Established BRANDS
	Q2 2026	Q2 2025	% change	% change	H1 2026	H1 2025	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established brands
Sandostatin Group	302	303	0	-1	589	620	-5	-7

Exforge Group	191	191	0	-3	394	370	6	2

Promacta/Revolade	179	502	-64	-65	363	1 048	-65	-66

Diovan Group	160	154	4	2	310	304	2	-2

Tasigna	142	327	-57	-58	297	704	-58	-59

Lucentis	126	173	-27	-30	230	362	-36	-40

Myfortic	105	102	3	0	216	201	7	4

Piqray/Vijoice	123	111	11	10	204	211	-3	-4

Kymriah	88	99	-11	-10	169	199	-15	-16

Contract manufacturing	472	276	71	68	824	619	33	27

Other	1 660	1 802	-8	-9	3 244	3 523	-8	-11

Total established brands	3 548	4 040	-12	-14	6 840	8 161	-16	-19

Sandostatin Group (USD 302 million, 0%, -1% cc) sales were broadly stable.
Exforge Group (USD 191 million, 0%, -3% cc) sales were broadly stable.
Promacta/Revolade (USD 179 million, –64%, –65% cc) sales continued to decline globally due to generic competition.
Diovan Group (USD 160 million, +4%, +2% cc) sales grew driven by emerging markets.
Tasigna (USD 142 million, –57%, –58% cc) sales continued to decline globally due to generic competition.
Lucentis (USD 126 million, –27%, –30% cc) sales declined mainly due to increased competition. Novartis only commercializes Lucentis in markets ex-US.
Myfortic (USD 105 million, +3%, 0% cc) sales grew in China.
Piqray/Vijoice (USD 123 million, +11%, +10% cc) sales grew driven by consistent increase in demand for Vijoice in the US. Vijoice received positive EMA CHMP opinion in May.
Kymriah (USD 88 million, –11%, –10% cc) sales declined across most markets due to continued competitive pressure.

Cash Flow and Balance Sheet
Cash flow
Second quarter
Net cash flows from operating activities amounted to USD 5.9 billion, compared with USD 6.7 billion in the prior-year quarter. This decrease was mainly due to lower net income, adjusted for non-cash items and other adjustments, and by unfavorable changes in other financial receipts.
Net cash outflows used in investing activities amounted to USD 3.1 billion, compared with USD 2.2 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in investing activities were mainly driven by USD 2.7 billion for acquisitions applying the optional concentration test (net of cash acquired of USD 5 million), including Excellergy, Inc. (USD 0.9 billion) and Pikavation Therapeutics, Inc. (USD 1.8 billion). In addition, cash outflows for purchases of intangible assets amounted to USD 0.4 billion and for property, plant and equipment to USD 0.3 billion.
In the prior-year quarter, net cash outflows used in investing activities were mainly driven by USD 1.5 billion for acquisitions applying the optional concentration test, net of USD 0.1 billion of cash acquired (Anthos Therapeutics, Inc. for USD 0.8 billion and Regulus Therapeutics Inc. for USD 0.7 billion). Cash outflows for purchases of property, plant and equipment amounted to USD 0.3 billion, and for intangible assets to USD 0.2 billion.
Net cash outflows used in financing activities amounted to USD 2.0 billion, compared with USD 5.2 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in financing activities were mainly driven by the USD 2.9 billion payment of Swiss withholding tax (in April 2026 when it was due) on the annual dividend payment made in the first quarter 2026, and by USD 1.2 billion for net treasury share transactions. These cash outflows were partly offset by cash inflows of USD 2.0 billion from the issuance of euro denominated bonds (notional amount EUR 1.7 billion) and by net cash inflows of USD 0.2 billion resulting from changes in current financial debts.
In the prior-year quarter, net cash outflows used in financing activities were mainly driven by USD 2.7 billion for net treasury share transactions, the USD 2.5 billion payment of Swiss withholding tax (in April 2025 when it was due) on the annual dividend payment made in the first quarter 2025, and USD 0.6 billion for the repayment at maturity of a Swiss franc denominated bond (notional amount CHF 0.5 billion). These cash outflows were partly offset by the net increase in current financial debts of USD 0.9 billion.
Free cash flow amounted to USD 5.6 billion (-12%), due to lower net cash flows from operating activities.
First half
Net cash flows from operating activities amounted to USD 9.6 billion, compared with USD 10.3 billion in the prior-year period. This decrease was mainly due to lower net income, adjusted for non-cash items and other adjustments, and unfavorable changes in other financial receipts, partly offset by favorable changes in working capital.
Net cash outflows used in investing activities amounted to USD 14.8 billion, compared with USD 1.9 billion in the prior-year period.
In the current-year period, net cash outflows for investing activities were mainly driven by USD 11.7 billion cash outflows for acquisition of businesses, mainly the acquisition of Avidity Biosciences, Inc. (cash purchase price of USD 12.0 billion, partly offset by cash acquired of USD 371 million), as well as USD 2.7 billion for acquisitions applying the optional concentration test (net of cash acquired of USD 5 million), including Excellergy, Inc. (USD 0.9 billion) and Pikavation Therapeutics, Inc. (USD 1.8 billion). In addition, cash outflows for purchases of intangible assets amounted to USD 0.9 billion and for property, plant and equipment to USD 0.7 billion. These cash outflows were partly offset by net proceeds of USD 0.8 billion from time deposits and the sale of marketable securities, mainly marketable security funds acquired through the Avidity Biosciences, Inc. acquisition.

In the prior-year period, net cash outflows used in investing activities were mainly driven by USD 1.5 billion for purchases of intangible assets and by USD 1.5 billion for acquisitions applying the optional concentration test, net of USD 0.1 billion of cash acquired (Anthos Therapeutics, Inc. for USD 0.8 billion and Regulus Therapeutics Inc. for USD 0.7 billion). Cash outflows for purchases of property, plant and equipment amounted to USD 0.6 billion. These cash outflows were partly offset by the net proceeds of USD 1.8 billion from marketable securities and time deposits, mainly due to the maturity of time deposits.
Net cash inflows from financing activities amounted to USD 1.6 billion, compared with USD 13.8 billion net cash outflows in the prior-year period.
In the current-year period, net cash inflows from financing activities were mainly driven by cash inflows from the issuance of bonds totaling USD 12.9 billion, including USD 10.9 billion from US dollar denominated bonds (notional amount USD 11.0 billion) and USD 2.0 billion from euro denominated bonds (notional amount EUR 1.7 billion). The proceeds from the US dollar denominated bonds were used to repay a bridge loan of USD 11.0 billion entered into in February 2026 to fund the Avidity Biosciences, Inc. acquisition. In addition, changes in current financial debts resulted in net cash inflows of USD 1.0 billion. These inflows were partly offset by the annual dividend payment of USD 9.1 billion and net payments for treasury share transactions of USD 3.1 billion.
In the prior-year period, net cash outflows used in financing activities were mainly driven by USD 7.8 billion for the annual dividend payment and USD 5.4 billion in net payments for treasury share transactions. Cash outflows also included USD 1.6 billion for the repayment of two bonds at maturity, comprising a US dollar denominated bond with a notional amount of USD 1.0 billion and a Swiss franc denominated bond with a notional amount of CHF 0.5 billion, equivalent to USD 0.6 billion. These cash outflows were partly offset by the net increase in current financial debts of USD 1.4 billion.
Free cash flow amounted to USD 8.9 billion (-9%), due to lower net cash flows from operating activities.

Balance sheet
Assets
Total non-current assets of USD 94.7 billion increased by USD 14.2 billion compared with December 31, 2025.
Intangible assets other than goodwill increased by USD 12.7 billion, mainly due to the Avidity Biosciences, Inc., Pikavation Therapeutics, Inc. and Excellergy, Inc. acquisitions, as well as other additions, partly offset by amortization and impairments, and currency translation adjustments.
Goodwill increased by USD 1.2 billion, mainly due to the acquisition of Avidity Biosciences, Inc., partly offset by currency translation adjustments.
Other non-current assets increased by USD 0.7 billion, mainly due to an increase in prepaid post-employment benefit plans. This was driven by an increase in the fair value of plan assets, partly offset by a decrease in the discount rate applied in calculating actuarial defined benefit obligations.
Property, plant and equipment, right-of-use assets, deferred tax assets, investments in associated companies, and financial assets were broadly in line with December 31, 2025.
Total current assets of USD 27.4 billion decreased by USD 3.1 billion compared with December 31, 2025.
Cash and cash equivalents decreased by USD 3.8 billion compared with December 31, 2025 as net cash inflows from operating activities of USD 9.6 billion, net proceeds from financial debts of USD 13.8 billion and net proceeds of USD 0.8 billion from time deposits and the sale of marketable security funds, were more than offset by cash outflows related to the acquisitions of Avidity Biosciences, Inc., Pikavation Therapeutics, Inc. and Excellergy, Inc. totaling USD 14.4 billion, the annual net dividend payment of USD 9.1 billion, net purchases of treasury shares of USD 3.1 billion, as well as other net cash outflows from investing and financing activities and currency effects of USD 1.4 billion.
Trade receivables increased by USD 0.7 billion mainly due to the increase in net sales.
Inventories, other current assets, marketable securities, time deposits and derivative financial instruments, and income tax receivables were broadly in line with December 31, 2025.
Liabilities
Total non-current liabilities of USD 48.3 billion increased by USD 11.2 billion compared with December 31, 2025.
Non-current financial debts increased by USD 9.6 billion compared with December 31, 2025, mainly due to the issuance of US dollar denominated bonds with a notional amount of USD 11.0 billion and euro denominated bonds with a notional amount of EUR 1.7 billion, partly offset by the reclassification from non-current to current financial debts of bonds maturing in 2027, comprising two US dollar denominated bonds with notional amounts of USD 1.3 billion and USD 1.0 billion, and a Swiss franc denominated bond with a notional amount of CHF 0.7 billion, and by currency translation adjustments.
Deferred tax liabilities increased by USD 1.9 billion mainly due to the acquisition of Avidity Biosciences, Inc.
Provisions and other non-current liabilities, and non-current lease liabilities were broadly in line with December 31, 2025.
Total current liabilities of USD 31.7 billion increased by USD 4.5 billion compared with December 31, 2025.
Current financial debts and derivative financial instruments increased by USD 4.0 billion compared with December 31, 2025, mainly due to the reclassification from non-current to current financial debts of bonds maturing in 2027, comprising two US dollar denominated bonds with notional amounts of USD 1.3 billion and USD 1.0 billion, and a Swiss franc denominated bond with a notional amount of CHF 0.7 billion, and the issuance of commercial paper notes.
Provisions and other current liabilities and current income tax liabilities increased by USD 0.3 billion whereas trade payables and current lease liabilities were broadly in line with December 31, 2025.

Equity
The Company’s equity decreased by USD 4.6 billion to USD 41.9 billion compared with December 31, 2025. Net income of USD 6.4 billion, a favorable impact from equity-based compensation of USD 0.6 billion, and actuarial gains on defined benefit plans of USD 0.6 billion were more than offset by the annual gross dividend to Novartis AG shareholders of USD 9.1 billion, the net purchase of treasury shares of USD 3.1 billion and the impact from currency translation differences of USD 0.5 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 7.7 billion as at June 30, 2026, compared with USD 11.6 billion as at December 31, 2025. Total non-current and current financial debts, including derivatives, amounted to USD 47.1 billion as at June 30, 2026, compared with USD 33.5 billion as at December 31, 2025.
The debt/equity ratio increased to 1.12:1 as at June 30, 2026, compared with 0.72:1 as at December 31, 2025.
The net debt increased to USD 39.4 billion as at June 30, 2026, compared with USD 21.9 billion as at December 31, 2025.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected innovative medicines approvals in Q2
Product	Active ingredient/ Descriptor	Indication	Region

Cosentyx	secukinumab	Ankylosing spondylitis, juvenile	US

Fabhalta	iptacopan	IgA nephropathy	US

Itvisma (OAV101)	intrathecal onasemnogene abeparvovec	Spinal muscular atrophy (IT formulation)	EU

Rhapsido	remibrutinib	Chronic spontaneous urticaria	EU, JP

Selected innovative medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Cosentyx	Polymyalgia rheumatica	Q1 2026	Q1 2026	Q1 2026	– PhIII data publication in NEJM – Data presentation at EULAR

	Hidradenitis suppurativa, pediatrics aged 12+	Approved	Q1 2026

Fabhalta	IgA nephropathy	Approved		Q1 2026	– US traditional approval – PhIII data presented at ERA

KPE179 (del-zota)	Duchenne muscular dystrophy	Q2 2026			– US submission for accelerated approval

Leqvio	Hypercholesterolaemia, pediatrics	Approved	Q3 2025

Pluvicto	Metastatic hormone-sensitive prostate cancer¹	Q4 2025		Q4 2025	– PSMAddition data presented at AUAA and ASCO

Rhapsido (remibrutinib)	Chronic inducible urticaria	Q4 2025			– PhIII RemIND data presented at EAACI

VAY736 (ianalumab)	Sjögren’s disease	Q1 2026	Q1 2026	Q1 2026	– PhIII NEPTUNUS-1 and -2 data presented at EULAR

Vijoice	PIK3CA-related overgrowth spectrum (PROS)	Approved	Q2 2025		– CHMP positive opinion

[1] Also known as prostate-specific membrane antigen (PSMA)-positive metastatic androgen pathway modulation-naive/sensitive (mAPMN/S) prostate cancer.
Selected innovative medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

225Ac-PSMA-617	post Lu metastatic castration-resistant prostate cancer	2028	3	– PhI data presented at ASCO

	Metastatic castration-resistant prostate cancer¹ 1L	≥2029	3	– PhI data presented at ASCO

Aimovig	Migraine, pediatrics	2028	3

DAK539 (pelabresib)	Myelofibrosis	2026	3	– PhIII MANIFEST-3 study achieved FPFV – PhII MANIFEST-2 data presented at EHA

DII235	CVRR-Lp(a)	≥2029	2

DWH213 (del-brax)	Facioscapulohumeral muscular dystrophy	2028	3	– PhI/II biomarker cohort met primary and secondary endpoints

EWF980 (del-desiran)	Myotonic dystrophy type 1	2027	3

FUB523 (zigakibart)	IgA nephropathy	2027	3	– 124-week PhI/II data presented at ERA

GHZ339	Atopic dermatitis	≥2029	2

[1] Also known as prostate-specific membrane antigen (PSMA)-positive metastatic androgen pathway modulation-resistant (mAPMR) prostate cancer.

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

GIA632	Atopic dermatitis	≥2029	2

	Vitiligo	≥2029	2

JSB462	Prostate cancer	≥2029	2

KAE609	Malaria, uncomplicated	≥2029	2

(cipargamin)	Malaria, severe	≥2029	2

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– CH submission

Kesimpta	Multiple sclerosis new dosing regimen	2027	3

KPE179 (del-zota)	Duchenne muscular dystrophy	2026	2	– US submission for accelerated approval

Leqvio	Secondary prevention of cardiovascular events in patients with elevated LDL-C	2027	3

	Primary prevention CVRR	≥2029	3

LNP023	Myasthenia gravis	2027	3

(iptacopan)	IC-MPGN	≥2029	3

	Atypical haemolytic uraemic syndrome	≥2029	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria, pediatrics	2027	3

	Food allergy	≥2029	2

	Hidradenitis suppurativa	2027	3

	Multiple sclerosis, relapsing	2027	3

	Multiple sclerosis, secondary progressive	≥2029	3

	Myasthenia gravis	2028	3

LTP001	Pulmonary arterial hypertension	≥2029	2

Lutathera	Gastroenteropancreatic neuroendocrine tumor	2028	3

LXE408	Visceral leishmaniasis	≥2029	2

MAA868 (abelacimab)	Atrial fibrillation	2028	3

NIO752	Progressive supranuclear palsy	≥2029	3	– PhIII achieved FPFV

PAC001 (pacibekitug)	Atherosclerotic cardiovascular disease	≥2029	2

Pluvicto	Oligometastatic prostate cancer	≥2029	3

QCZ484	Hypertension	≥2029	2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2026	3

VAY736 (ianalumab)	Lupus nephritis	2028	3

	Systemic lupus erythematosus	2027	3	– Accelerated submission to 2027 from 2028 – PhII data presented at EULAR

	Systemic sclerosis	2028	2

	1L immune thrombocytopenia	2027	3

	2L immune thrombocytopenia	2027	3

	Warm autoimmune hemolytic anemia	2027	3	– PhIII VAYHIA study did not meet primary endpoint

VHB937 (lifonebart)	Alzheimer's disease	≥2029	2

	Amyotrophic lateral sclerosis	≥2029	2	– FDA fast track designation granted

Vijoice	Lymphatic malformations	≥2029	3

HTT227 (votoplam)	Huntington's disease	≥2029	3

YTB323	Active refractory lupus nephritis	2028	2	– PhI/II data presented at EULAR and EHA

	Active refractory systemic lupus erythematosus	2028	2	– PhI/II data presented at EULAR and EHA

	1L high-risk large B-cell lymphoma	≥2029	2

	Systemic sclerosis	≥2029	2	– PhII data presented at EULAR

	Myositis	≥2029	2	– PhII data presented at EULAR – RMAT designation granted by FDA

	ANCA associated vasculitis	≥2029	2

Condensed Interim Consolidated Financial Statements

Consolidated income statements
Second quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q2 2026	Q2 2025

Net sales to third parties	9	14 408	14 054

Other revenues	9	543	782

Cost of goods sold		-3 710	-3 322

Gross profit		11 241	11 514

Selling, general and administration		-3 241	-3 442

Research and development		-2 847	-2 727

Other income		410	548

Other expense		-813	-1 029

Operating income		4 750	4 864

Loss from associated companies		-2	-3

Interest expense		-462	-289

Other financial income and expense		-17	-41

Income before taxes		4 269	4 531

Income taxes		-1 012	-507

Net income		3 257	4 024

Attributable to:
Shareholders of Novartis AG		3 264	4 041

Non-controlling interests		-7	-17

Weighted average number of shares outstanding – Basic (million)		1 905	1 948

Basic earnings per share (USD) [1]		1.71	2.07

Weighted average number of shares outstanding – Diluted (million)		1 914	1 960

Diluted earnings per share (USD) [1]		1.71	2.06

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated income statements
First half (unaudited)
(USD millions unless indicated otherwise)	Note	H1 2026	H1 2025

Net sales to third parties	9	27 521	27 287

Other revenues	9	954	1 169

Cost of goods sold		-7 169	-6 549

Gross profit		21 306	21 907

Selling, general and administration		-6 381	-6 500

Research and development		-5 587	-5 093

Other income		888	774

Other expense		-1 241	-1 561

Operating income		8 985	9 527

Loss from associated companies		-5	-6

Interest expense		-805	-559

Other financial income and expense		-67	-24

Income before taxes		8 108	8 938

Income taxes		-1 695	-1 305

Net income		6 413	7 633

Attributable to:
Shareholders of Novartis AG		6 420	7 647

Non-controlling interests		-7	-14

Weighted average number of shares outstanding – Basic (million)		1 906	1 958

Basic earnings per share (USD) [1]		3.37	3.91

Weighted average number of shares outstanding – Diluted (million)		1 915	1 970

Diluted earnings per share (USD) [1]		3.35	3.88

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income
Second quarter (unaudited)
(USD millions)	Q2 2026	Q2 2025

Net income	3 257	4 024

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes	1

Net investment hedge, net of taxes	59	-173

Currency translation effects, net of taxes	-331	2 114

Total of items that are or may be recycled	-271	1 941

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	819	44

Fair value adjustments on equity securities, net of taxes	38	3

Total of items that will never be recycled	857	47

Total other comprehensive income	586	1 988

Total comprehensive income	3 843	6 012

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	3 854	6 028

Non-controlling interests	-11	-16

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
First half (unaudited)
(USD millions)	H1 2026	H1 2025

Net income	6 413	7 633

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes	23	1

Net investment hedge, net of taxes	127	-233

Currency translation effects, net of taxes	-460	2 834

Total of items that are or may be recycled	-310	2 602

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	567	480

Fair value adjustments on equity securities, net of taxes	167	-53

Total of items that will never be recycled	734	427

Total other comprehensive income	424	3 029

Total comprehensive income	6 837	10 662

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	6 852	10 674

Non-controlling interests	-15	-12

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets
(USD millions)	Jun 30, 2026 (unaudited)	Dec 31, 2025 (audited)

Assets
Non-current assets
Property, plant and equipment	10 685	10 782

Right-of-use assets	1 582	1 570

Goodwill	26 767	25 567

Intangible assets other than goodwill	42 074	29 411

Investments in associated companies	69	98

Deferred tax assets	5 277	5 438

Financial assets	2 302	2 348

Other non-current assets	5 926	5 275

Total non-current assets	94 682	80 489

Current assets
Inventories	6 220	6 269

Trade receivables	9 636	8 937

Income tax receivables	218	205

Marketable securities, time deposits and derivative financial instruments	74	155

Cash and cash equivalents	7 616	11 435

Other current assets	3 587	3 459

Total current assets	27 351	30 460

Total assets	122 033	110 949

Equity and liabilities
Equity
Share capital	736	766

Treasury shares	-49	-50

Reserves	40 855	45 414

Equity attributable to Novartis AG shareholders	41 542	46 130

Non-controlling interests	404	419

Total equity	41 946	46 549

Liabilities
Non-current liabilities
Financial debts	37 489	27 935

Lease liabilities	1 663	1 657

Deferred tax liabilities	5 292	3 397

Provisions and other non-current liabilities	3 895	4 133

Total non-current liabilities	48 339	37 122

Current liabilities
Trade payables	4 258	4 456

Financial debts and derivative financial instruments	9 588	5 602

Lease liabilities	274	263

Current income tax liabilities	2 312	1 969

Provisions and other current liabilities	15 316	14 988

Total current liabilities	31 748	27 278

Total liabilities	80 087	64 400

Total equity and liabilities	122 033	110 949

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Second quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at April 1, 2026		736	-47	37 252	571	38 512	415	38 927

Net income				3 264		3 264	-7	3 257

Other comprehensive income					590	590	-4	586

Total comprehensive income				3 264	590	3 854	-11	3 843

Purchase of treasury shares			-2	-1 172		-1 174		-1 174

Equity-based compensation plans			0	319		319		319

Taxes on treasury share transactions				-2		-2		-2

Value adjustments related to financial assets sold and divestments				-45	45

Other movements	4.3			33		33		33

Total of other equity movements			-2	-867	45	-824		-824

Total equity at June 30, 2026		736	-49	39 649	1 206	41 542	404	41 946

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at April 1, 2025		766	-19	39 839	-2 217	38 369	83	38 452

Net income				4 041		4 041	-17	4 024

Other comprehensive income					1 987	1 987	1	1 988

Total comprehensive income				4 041	1 987	6 028	-16	6 012

Purchase of treasury shares			-15	-2 702		-2 717		-2 717

Equity-based compensation plans			1	283		284		284

Taxes on treasury share transactions				-2		-2		-2

Changes in non-controlling interests							2	2

Value adjustments related to financial assets sold and divestments				45	-45

Other movements	4.3			23		23		23

Total of other equity movements			-14	-2 353	-45	-2 412	2	-2 410

Total equity at June 30, 2025		766	-33	41 527	-275	41 985	69	42 054

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
First half (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2026		766	-50	44 720	694	46 130	419	46 549

Net income				6 420		6 420	- 7	6 413

Other comprehensive income					432	432	- 8	424

Total comprehensive income				6 420	432	6 852	-15	6 837

Dividends	4.1			-9 068		-9 068		-9 068

Purchase of treasury shares			-7	-3 056		-3 063		-3 063

Reduction of share capital		-30	30

Equity-based compensation plans			4	612		616		616

Taxes on treasury share transactions				-23		-23		-23

Value adjustments related to financial assets sold and divestments				-80	80

Other movements	4.3		-26	124		98		98

Total of other equity movements		-30	1	-11 491	80	-11 440		-11 440

Total equity at June 30, 2026		736	-49	39 649	1 206	41 542	404	41 946

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2025		793	-53	46 561	-3 255	44 046	80	44 126

Net income				7 647		7 647	-14	7 633

Other comprehensive income					3 027	3 027	2	3 029

Total comprehensive income				7 647	3 027	10 674	-12	10 662

Dividends	4.1			-7 818		-7 818		-7 818

Purchase of treasury shares			-29	-5 480		-5 509		-5 509

Reduction of share capital		-27	42	-15

Equity-based compensation plans			7	550		557		557

Taxes on treasury share transactions				-33		-33		-33

Changes in non-controlling interests				1		1	1	2

Value adjustments related to financial assets sold and divestments				47	-47

Other movements	4.3			67		67		67

Total of other equity movements		-27	20	-12 681	-47	-12 735	1	-12 734

Total equity at June 30, 2025		766	-33	41 527	-275	41 985	69	42 054

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Second quarter (unaudited)
(USD millions)	Note	Q2 2026	Q2 2025

Net income		3 257	4 024

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	3 377	2 954

Dividends received from associated companies and others		1	1

Interest received		44	39

Interest paid		-339	-248

Change in other financial receipts			398

Change in other financial payments		-41	8

Income taxes paid		-398	-675

Net cash flows from operating activities before working capital and provision changes		5 901	6 501

Payments out of provisions and other net cash movements in non-current liabilities		-251	-279

Changes in working capital and other operating cash flow items	6.2	232	442

Net cash flows from operating activities		5 882	6 664

Purchases of property, plant and equipment		-321	-331

Proceeds from sale of property, plant and equipment		26	1

Purchases of intangible assets		-437	-227

Purchases of financial assets		-16	-22

Proceeds from sale of financial assets		49	20

Acquisitions of businesses	6.3	-23	-127

Acquisitions applying the optional concentration test	6.4	-2 720	-1 537

Divestments of businesses, net	6.5	62	-11

Investments in time deposits and marketable securities		-30	-36

Proceeds from time deposits and from sale of marketable securities		87	30

Other investing cash flows, net		218	-3

Net cash flows used in investing activities		-3 105	-2 243

Dividends paid to shareholders of Novartis AG	4.1	-2 871	-2 485

Purchases of treasury shares		-1 199	-2 714

Proceeds from exercised options and other treasury share transactions, net		14	20

Proceeds from non-current financial debts		1 982

Repayments of the current portion of non-current financial debts		-20	-603

Change in current financial debts		208	850

Payments of lease liabilities		-67	-66

Other financing cash flows, net		-67	-215

Net cash flows used in financing activities		-2 020	-5 213

Net change in cash and cash equivalents before effect of exchange rate changes		757	-792

Effect of exchange rate changes on cash and cash equivalents		-18	382

Net change in cash and cash equivalents		739	-410

Cash and cash equivalents at April 1		6 877	7 066

Cash and cash equivalents at June 30		7 616	6 656

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
First half (unaudited)
(USD millions)	Note	H1 2026	H1 2025

Net income		6 413	7 633

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	5 868	5 666

Dividends received from associated companies and others		1	1

Interest received		127	161

Interest paid		-540	-480

Other financial receipts			398

Other financial payments		-53	-13

Income taxes paid		-1 185	-1 215

Net cash flows from operating activities before working capital and provision changes		10 631	12 151

Payments out of provisions and other net cash movements in non-current liabilities		-518	-516

Changes in working capital and other operating cash flow items	6.2	-555	-1 326

Net cash flows from operating activities		9 558	10 309

Purchases of property, plant and equipment		-667	-585

Proceeds from sale of property, plant and equipment		31	11

Purchases of intangible assets		-898	-1 467

Purchases of financial assets		-40	-40

Proceeds from sale of financial assets		86	45

Acquisitions of businesses	6.3	-11 704	-127

Acquisitions applying the optional concentration test	6.4	-2 720	-1 537

Divestments of businesses, net	6.5	60	-15

Investments in time deposits and marketable securities		-60	-73

Proceeds from time deposits and from sale of marketable securities		856	1 881

Other investing cash flows, net		215	-6

Net cash flows used in investing activities		-14 841	-1 913

Dividends paid to shareholders of Novartis AG	4.1	-9 068	-7 818

Purchases of treasury shares		-3 074	-5 430

Proceeds from exercised options and other treasury share transactions, net		14	21

Proceeds from non-current financial debts	10	12 900

Repayments of the current portion of non-current financial debts		-39	-1 613

Change in current financial debts	10	955	1 406

Payments of lease liabilities		-140	-135

Other financing cash flows, net		11	-192

Net cash flows from/(used in) financing activities		1 559	-13 761

Net change in cash and cash equivalents before effect of exchange rate changes		-3 724	-5 365

Effect of exchange rate changes on cash and cash equivalents		-95	562

Net change in cash and cash equivalents		-3 819	-4 803

Cash and cash equivalents at January 1		11 435	11 459

Cash and cash equivalents at June 30		7 616	6 656

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month and six month period ended June 30, 2026 (unaudited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.
These Condensed Interim Consolidated Financial Statements for the three month and six month period ended June 30, 2026, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2025 Annual Report published on February 4, 2026.
2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2025 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2025 Annual Report, goodwill, and the intangible assets not yet available for use (in-process research and development (IPR&D)) are evaluated for impairment annually, or when facts and circumstances warrant. The intangible assets available for use (currently marketed products and other intangible assets) are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The amount of goodwill and intangible assets other than goodwill on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2026. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2026 and 2025, that had a material impact on the Company’s consolidated financial statements.
In 2024, the International Accounting Standards Board issued the following new IFRS Accounting Standard, which is not yet effective:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 will become effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. Upon adoption, IFRS 18 replaces International Accounting Standards (IAS®) Standards 1 – Presentation of Financial Statements.
IFRS 18 sets out new requirements focused on improving financial reporting by:
• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),

• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. certain non-IFRS measures), and
• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.
IFRS 18 will not affect the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement.
The Company’s preliminary assessment of IFRS 18 impacts indicates that certain income and expense amounts are expected to be reclassified within the consolidated income statement. For example, portions of foreign currency results and monetary losses from hyperinflation accounting will move from non-operating to operating income and expense. These expected presentation changes will not affect reported net income. The consolidated statement of cash flows presentation will change. It will start with operating income instead of net income, and certain cash flows are expected to be reclassified among the operating, investing, and financing activities categories. For example, dividends received and interest received are expected to be reclassified from operating activities to investing activities, while interest paid is expected to be reclassified from operating activities to financing activities. These presentation changes will not affect the net change in cash and cash equivalents reported for the period.
Novartis is currently finalizing its assessment of the impact of adopting IFRS 18, which will be effective January 1, 2027.
Based on the Company’s assessment, there were no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2026 that would have been expected to have a material impact on the Company’s consolidated financial statements.
3. Significant acquisitions of businesses
The following are the signiﬁcant acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
Significant transaction in 2026
Acquisition of Avidity Biosciences, Inc.
On October 25, 2025, Novartis entered into an agreement and plan of merger to acquire Avidity Biosciences, Inc. (“Avidity”), a US-based, publicly traded biotechnology company specializing in RNA therapeutics, with a focus on rare neuromuscular genetic disorders such as myotonic dystrophy type 1 (DM1), facioscapulohumeral muscular dystrophy (FSHD), and Duchenne muscular dystrophy (DMD).
Pursuant to the merger agreement, on February 27, 2026, following the satisfaction of the closing conditions, Novartis, through an indirect wholly owned subsidiary, acquired all outstanding shares of Avidity’s common stock for USD 72.00 per share in cash. The total consideration amounted to approximately USD 12.0 billion in cash on a fully diluted basis. The acquiring subsidiary merged with and into Avidity, resulting in Avidity becoming an indirect wholly owned subsidiary of Novartis. Avidity shares admitted to trading on NASDAQ were subsequently delisted. The acquisition was financed through a combination of available cash and third-party debt financing.
The fair value of the total purchase consideration was approximately USD 12.0 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 10.6 billion. These comprised identifiable intangible assets, including IPR&D, of USD 11.3 billion (of which approximately USD 7.5 billion is attributable to the DM1 IPR&D intangible asset), marketable security funds of USD 0.7 billion (which were settled to cash on February 27, 2026 by Novartis), cash of USD 0.4 billion, other net assets of USD 0.1 billion, and net deferred tax liabilities of USD 1.9 billion. Goodwill arising from the acquisition amounted to approximately USD 1.4 billion.
The purchase price allocation is preliminary as the detailed valuation of certain acquired assets and liabilities, including identifiable intangible assets and deferred tax balances, has not yet been completed. The finalization of the purchase price allocation may result in changes to the amounts recognized for net identifiable assets and goodwill in subsequent reporting periods.
The results of operations from the date of acquisition were not material.
Significant transaction in 2025
In 2025, there were no acquisitions of businesses where the Company applied the business combination acquisition method of accounting.

Fair value of assets and liabilities acquired through business combinations
The following table presents the fair value of the assets and liabilities acquired through business combinations and the total purchase consideration for the first half of 2026. In 2025, there were no business combinations.
(USD billions)	Jun 30, 2026

In-process research and development	11.3

Deferred tax assets	0.6

Other non-current assets	0.2

Marketable securities	0.7

Cash	0.4

Other current assets	0.1

Deferred tax liabilities	-2.5

Other non-current liabilities	-0.1

Current liabilities	-0.1

Net identifiable assets acquired	10.6

Goodwill	1.4

Total purchase consideration for business combinations	12.0

The business combination in the first half of 2026 was Avidity. The goodwill arising out of the Avidity business combination is not tax deductible. It is primarily attributable to the deferred tax effects arising from the recognition of identifiable intangible assets for which no corresponding tax basis exists, expected synergies and the value of the acquired assembled workforce.
The following are the significant acquisitions where Novartis elected to apply the optional concentration test, resulting in the transaction being accounted for as assets separately acquired rather than as a business combination within the meaning of IFRS Accounting Standards.
Significant transaction in 2026
Acquisition of Excellergy, Inc.
On March 26, 2026, Novartis entered into an agreement and plan of merger to acquire all outstanding shares of Excellergy, Inc. (“Excellergy”), a US-based, private clinical-stage biotechnology company focused on the development of next-generation anti-IgE therapies for IgE-driven diseases. The transaction closed on June 24, 2026.
The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 1.1 billion, which Excellergy shareholders are eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.9 billion, and other net assets including cash of USD 5 million. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.
Acquisition of Pikavation Therapeutics, Inc.
On March 18, 2026, Novartis entered into a stock purchase agreement to acquire Pikavation Therapeutics, Inc., (“Pikavation”), a wholly owned subsidiary of Synnovation Therapeutics, LLC (“Synnovation”), that holds a pan-mutant selective PI3Ka inhibitor IP, including SNV4818 phase 1 program. The transaction closed on May 28, 2026.
The purchase price consisted of cash consideration of USD 1.8 billion and potential additional milestones of up to USD 1.2 billion, which Synnovation is eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 1.8 billion, and other net assets. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.
Significant transaction in 2025
Acquisition of Tourmaline Bio, Inc.
On September 8, 2025, Novartis entered into an agreement and plan of merger to acquire Tourmaline Bio, Inc. (“Tourmaline”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing a treatment option for atherosclerotic cardiovascular disease.
Pursuant to the merger agreement, on September 29, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Tourmaline in exchange for USD 48.00 in cash per share. The tender offer expired at one minute past 11:59 p.m., New York City time on October 27, 2025 with a payment on October 28, 2025 in the amount of USD 1.4 billion for the tendered outstanding shares to the Tourmaline shareholders. On October 28, 2025, the acquiring subsidiary merged with and into Tourmaline, resulting in Tourmaline becoming an indirect wholly owned subsidiary of Novartis. Tourmaline shares admitted to trading on NASDAQ were subsequently delisted.
The cash purchase price consisted of cash consideration of USD 1.4 billion. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 1.2 billion, and other net assets including cash and cash equivalents of USD 0.2 billion.

Option agreement to acquire a private clinical-stage biotech company
On September 16, 2025, Novartis entered into an agreement granting it an option to acquire all outstanding shares of a private clinical-stage biotech company (the “Biotech company”). The option is subject to pre-defined terms and is exercisable at Novartis sole discretion. Management concluded that the terms of the option agreement conferred substantive control over the Biotech company, in accordance with the principles of IFRS Accounting Standards. Consequently, the Biotech company was consolidated into Novartis consolidated financial statements effective from September 2025.
If Novartis decides to exercise the option to acquire, it would make a payment to the Biotech company’s shareholders, with potential additional payments, which they are eligible to receive upon achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets at the consolidation date was concentrated in an identifiable IPR&D intangible asset.
The purchase price as at the option agreement date was USD 0.4 billion. The amount was allocated to the net assets at the consolidation date, including USD 0.4 billion IPR&D intangible assets and USD 18 million in cash and cash equivalents. A non-controlling interest of USD 0.4 billion was recognized in equity. Subsequent milestone-related payments will be recognized as additions to the intangible asset when the specified milestones are achieved.
Acquisition of Regulus Therapeutics Inc.
On April 29, 2025, Novartis entered into an agreement and plan of merger to acquire Regulus Therapeutics Inc. (“Regulus”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing microRNA therapeutics. Regulus lead development phase asset, farabursen, is a potential ﬁrst-in-class, next-generation oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD).
Pursuant to the merger agreement, on May 27, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Regulus in exchange for (i) USD 7.00 in cash per Share, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of USD 7.00 in cash, upon the achievement of a speciﬁed regulatory milestone. The tender offer expired at one minute past 11:59 p.m., New York City time on June 24, 2025 with a payment of USD 0.7 billion for the outstanding shares to the Regulus shareholders for their tendered shares and the issuance of 1 CVR per share. Additionally, the liability related to the Regulus employee share plans amounted to USD 0.1 billion and was paid on July 11, 2025, with the issuance of 1 CVR per share. On June 25, 2025, the acquiring subsidiary merged with and into Regulus, resulting in Regulus becoming an indirect wholly owned subsidiary of Novartis. Regulus shares admitted to trading on NASDAQ were subsequently delisted.
The purchase price consisted of cash consideration of USD 0.8 billion and CVRs of up to USD 0.9 billion, which Regulus shareholders are eligible to receive upon the achievement of a specified regulatory milestone. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.8 billion, and other net assets including cash and cash equivalents of USD 23 million. Subsequent payments for the potential CVRs upon achievement of the speciﬁed regulatory milestone will be recognized as additions to the intangible asset if the speciﬁed regulatory milestone is achieved.
Acquisition of Anthos Therapeutics, Inc.
On February 10, 2025, Novartis entered into an agreement and plan of merger to acquire all of the outstanding shares of common stock of Anthos Therapeutics, Inc. (“Anthos”), a US-based, privately held clinical stage biopharmaceutical company with abelacimab, a late-stage medicine in development for the prevention of stroke and systematic embolism in patients with atrial fibrillation. The transaction closed on April 3, 2025.
The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 2.1 billion, which Anthos shareholders are eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.9 billion, and other net assets including cash and cash equivalents of USD 47 million. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.

Identifiable net assets acquired through acquisitions applying the optional concentration test
The following table presents the identifiable net assets acquired through acquisitions applying the optional concentration test:
(USD billions)	Jun 30, 2026	Dec 31, 2025

In-process research and development	2.7	3.2

Deferred tax assets [1]	0.0	0.2

Cash and cash equivalents [2]	0.0	0.3

Other current and non-current assets	0.0	0.1

Current and non-current liabilities	0.0	-0.2

Identifiable net assets acquired through acquisitions applying the optional concentration test	2.7	3.6

[1] Deferred tax assets are attributable to tax loss and tax credit carryforwards.
2 H1 2026 includes cash of USD 5 million.
For significant pending transactions, see Note 10. Other interim disclosures — Commitments — Other commitments.

4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	Note	2026	2025	H1 2026 USD millions	H1 2025 USD millions

Balance at beginning of year		1 908.2	1 975.1	46 130	44 046

Shares acquired to be canceled		-18.2	-48.8	-2 771	-5 350

Other share purchases		-2.0	-1.6	-292	-159

Equity-based compensation plans		12.6	11.1	616	557

Taxes on treasury share transactions				-23	-33

Dividends	4.1			-9 068	-7 818

Net income of the period attributable to shareholders of Novartis AG				6 420	7 647

Other comprehensive income attributable to shareholders of Novartis AG				432	3 027

Changes in non-controlling interests					1

Other movements	4.3	0.1	0.1	98	67

Balance at June 30		1 900.7	1 935.9	41 542	41 985

4.1. The annual gross dividend to shareholders of Novartis AG amounted to USD 9.1 billion (2025: USD 7.8 billion). The net dividend payment to Novartis AG shareholders paid in March 2026 amounted to USD 6.2 billion (2025: USD 5.3 billion paid in March 2025). The USD 2.9 billion Swiss withholding tax on the gross dividend was paid at its due date in April 2026 (2025: USD 2.5 billion paid at its due date in April 2025).
4.2. In July 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 8.7 million shares concluded in October 2024. In June 2025, Novartis amended the arrangement to include the repurchase of an additional 10.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 10.7 million shares concluded in August 2025.
The repurchases under the USD 15.0 billion share buyback that commenced in July 2023 concluded in July 2025.
In July 2025, Novartis amended and restated its arrangement to repurchase Novartis shares on the second trading line under its new up-to USD 10.0 billion share buyback.
In March 2026, Novartis replaced its July 2025 arrangement with a new irrevocable, non-discretionary arrangement with a bank to continue repurchasing Novartis shares on the second trading line under its up-to USD 10.0 billion share buyback. In May 2026, Novartis amended the arrangement to include the repurchase of an additional 12.1 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees.
Novartis is able to cancel this arrangement at any time but may be subject to a 90 day waiting period. As of June 30, 2026, and December 31, 2025, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of June 30, 2026, and December 31, 2025.
4.3. Other movements include mainly the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies,” for subsidiaries in hyperinflationary economies.

5. Financial instruments
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of June 30, 2026, and December 31, 2025. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2025 Annual Report, published on February 4, 2026.
	Level 1		Level 2		Level 3		Total

(USD millions)	Jun 30, 2026	Dec 31, 2025	Jun 30, 2026	Dec 31, 2025	Jun 30, 2026	Dec 31, 2025	Jun 30, 2026	Dec 31, 2025

Financial assets
Cash and cash equivalents - debt securities	10						10

Derivative financial instruments			72	57			72	57

Current contingent consideration receivables					111	101	111	101

Current debt and equity securities	5	15	1		12	12	18	27

Total current financial assets at fair value	15	15	73	57	123	113	211	185

Non-current debt and equity securities	448	255	6	7	498	529	952	791

Fund investments	19	19			214	183	233	202

Non-current contingent consideration receivables					742	758	742	758

Associated companies at fair value through profit or loss					59	88	59	88

Total non-current financial assets at fair value	467	274	6	7	1 513	1 558	1 986	1 839

Financial liabilities
Current contingent consideration liabilities					-72	-215	-72	-215

Derivative financial instruments			-113	-81			-113	-81

Total current financial liabilities at fair value			-113	-81	-72	-215	-185	-296

Non-current contingent consideration liabilities					-351	-452	-351	-452

In the first half of 2026, there was one transfer of equity securities from Level 3 to Level 1 for USD 8 million due to Initial Public Offering of the invested company.
The carrying amount of non-current debt and equity securities, fund investments and non-current contingent consideration receivables totaling USD 2.0 billion at June 30, 2026 (USD 1.8 billion at December 31, 2025) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of current contingent consideration liabilities of USD 0.1 billion at June 30, 2026 (USD 0.2 billion at December 31, 2025) is included in the line “Provisions and other current liabilities” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.4 billion at June 30, 2026 (USD 0.5 billion at December 31, 2025) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
The fair value of straight bonds and floating rate bonds amounted to USD 39.2 billion at June 30, 2026 (USD 26.6 billion at December 31, 2025) compared with the carrying amount of USD 40.5 billion at June 30, 2026 (USD 27.9 billion at December 31, 2025). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments
The following tables show the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q2 2026	Q2 2025

Depreciation, amortization and impairments on:
Property, plant and equipment	261	245

Right-of-use assets	78	68

Intangible assets	1 061	943

Financial assets [1]	6	-4

Change in provisions and other non-current liabilities	466	665

Gains on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-247	-67

Equity-settled compensation plans	267	267

Loss from associated companies	2	3

Income taxes	1 012	507

Net financial expense	479	330

Other	-8	-3

Total	3 377	2 954

[1] Includes fair value changes
(USD millions)	H1 2026	H1 2025

Depreciation, amortization and impairments on:
Property, plant and equipment	559	462

Right-of-use assets	151	133

Intangible assets	1 918	1 815

Financial assets [1]	-14	37

Change in provisions and other non-current liabilities	536	847

Gains on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-406	-45

Equity-settled compensation plans	570	529

Loss from associated companies	5	6

Income taxes	1 695	1 305

Net financial expense	872	583

Other	-18	-6

Total	5 868	5 666

[1] Includes fair value changes
6.2. Cash flows from changes in working capital and other operating cash flow items included in the net cash flows from operating activities
(USD millions)	Q2 2026	Q2 2025	H1 2026	H1 2025

(Increase)/decrease in inventories	30	-44	-65	11

Increase in trade receivables	-256	-167	-760	-1 210

Decrease in trade payables	-184	-143	-237	-315

Change in other current and non-current assets	22	172	368	-252

Change in provisions and other current liabilities	620	624	139	440

Total	232	442	-555	-1 326

6.3. Cash flows related to acquisitions of businesses
The following table is a summary of the cash flow impact of acquisitions of businesses:
(USD millions)	Note	Q2 2026	Q2 2025	H1 2026	H1 2025

Total purchase consideration for business combinations	3	0	0	-12 031	0

Acquired cash				371

Contingent consideration payables, net		-23	-127	-44	-127

Acquisitions of businesses		-23	-127	-11 704	-127

Note 3 provides disclosure of the fair value of assets and liabilities acquired through business combinations. All considerations paid for acquisitions were in cash.
6.4. Cash flows used for acquisitions by applying the optional concentration test
In the current-year period, the total cash consideration paid for acquisitions where the Company elected to apply the optional concentration test to determine that the transaction is not a business combination within the meaning of IFRS Accounting Standards, and to account for the acquisition as assets separately acquired amounted to USD 2.7 billion, net of cash acquired of USD 5 million (Q2 2026: USD 2.7 billion, net of cash acquired of USD 5 million; Q2 2025 and H1 2025: USD 1.5 billion, net of cash and cash equivalents acquired of USD 70 million).
Note 3 provides disclosure of the identifiable net assets acquired through acquisitions where the Company elected to apply the optional concentration test. All consideration paid for acquisitions were in cash.
6.5. Cash flows related to divestments of businesses
Cash flows related to divestments of businesses were not material. All considerations received or paid related to divestments were in cash.

7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2025 Annual Report and 2025 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of July 20, 2026, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2025 Annual Report and 2025 Form 20-F.
Investigations and related litigations
Southern District of New York (S.D.N.Y.) Gilenya marketing practices investigation and litigation
In 2013, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative demand from the United States Attorney’s Office for the S.D.N.Y. requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. In 2017, the S.D.N.Y. and New York State declined to intervene in claims raised by an individual relator in a qui tam complaint. In 2022, NPC’s motion to dismiss this complaint was granted. In December 2024, the appeals court affirmed in part but remanded in part, sending the case back to the district court for further proceedings. In March 2026, the district court denied Novartis motion to dismiss and the case proceeded to discovery. The claims are being vigorously contested.
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the ﬁrst round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC ﬁled a complaint in the U.S. District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution. In October 2024, the court granted the government’s motion for summary judgment. NPC appealed to the Third Circuit and in September 2025, the Third Circuit affirmed. In May 2026, the U.S. Supreme Court declined to hear NPC’s petition, concluding this litigation.
Greece investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers (HCPs), government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State appealed. In June 2026, the Court of Appeal upheld the decision annulling the fine. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. In May 2025, the court issued its decision rejecting the claims of the Greek State, which the Greek State appealed in October 2025. In June 2025, the National Social Security Fund of Greece filed a civil lawsuit against Novartis seeking approximately EUR 229 million for moral damages arising from the same facts. The claims will be vigorously contested.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2025 Annual Report and 2025 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

8. Operating segment
Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceuticals medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.
9. Revenues and geographic information
Net sales to third parties
Net sales to third parties by region1
Second quarter
	Q2 2026 USD m	Q2 2025 USD m	% change USD	% change cc2	Q2 2026 % of total	Q2 2025 % of total

US	5 954	6 249	-5	-5	41	44

Europe	4 441	4 170	6	4	31	30

Asia/Africa/Australasia	3 018	2 713	11	11	21	19

Canada and Latin America	995	922	8	3	7	7

Total	14 408	14 054	3	1	100	100

Of which in established markets	10 536	10 537	0	0	73	75

Of which in emerging growth markets	3 872	3 517	10	6	27	25

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
First half
	H1 2026 USD m	H1 2025 USD m	% change USD	% change cc2	H1 2026 % of total	H1 2025 % of total

US	10 913	11 961	-9	-9	40	44

Europe	8 627	8 075	7	1	31	30

Asia/Africa/Australasia	6 038	5 485	10	8	22	20

Canada and Latin America	1 943	1 766	10	5	7	6

Total	27 521	27 287	1	-2	100	100

Of which in established markets	19 798	20 206	-2	-4	72	74

Of which in emerging growth markets	7 723	7 081	9	4	28	26

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

Net sales to third parties by core therapeutic area and established brands
Second quarter
	Q2 2026	Q2 2025	% change	% change
	USD m	USD m	USD	cc1

Cardiovascular, renal and metabolic
Entresto	1 181	2 357	-50	-51

Leqvio	480	298	61	59

Vanrafia	27		nm	nm

Total cardiovascular, renal and metabolic	1 688	2 655	-36	-37

Immunology
Cosentyx	1 824	1 629	12	10

Ilaris	550	477	15	15

Xolair [2]	342	443	-23	-25

Rhapsido	64		nm	nm

Total immunology	2 780	2 549	9	8

Neuroscience
Kesimpta	1 424	1 077	32	32

Zolgensma Group	365	297	23	20

Aimovig	88	83	6	3

Total neuroscience	1 877	1 457	29	28

Oncology
Kisqali	1 695	1 177	44	43

Pluvicto	651	454	43	43

Jakavi	576	524	10	8

Tafinlar + Mekinist	581	573	1	0

Scemblix	562	298	89	89

Lutathera	225	207	9	8

Fabhalta [3]	225	120	88	88

Total oncology [4]	4 515	3 353	35	34

Established brands
Sandostatin Group	302	303	0	-1

Exforge Group	191	191	0	-3

Promacta/Revolade [4]	179	502	-64	-65

Diovan Group	160	154	4	2

Tasigna [4]	142	327	-57	-58

Lucentis	126	173	-27	-30

Myfortic [4]	105	102	3	0

Piqray/Vijoice [4]	123	111	11	10

Kymriah	88	99	-11	-10

Contract manufacturing	472	276	71	68

Other [4]	1 660	1 802	-8	-9

Total established brands [4]	3 548	4 040	-12	-14

Total net sales to third parties	14 408	14 054	3	1

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
[4] Reclassified to conform with 2026 presentation of brands by therapeutic area and established brands.

nm = not meaningful

Net sales to third parties by core therapeutic area and established brands
First half
	H1 2026	H1 2025	% change	% change
	USD m	USD m	USD	cc1

Cardiovascular, renal and metabolic
Entresto	2 486	4 618	-46	-48

Leqvio	932	555	68	64

Vanrafia	43		nm	nm

Total cardiovascular, renal and metabolic	3 461	5 173	-33	-35

Immunology
Cosentyx	3 390	3 163	7	5

Ilaris	1 025	896	14	13

Xolair [2]	730	899	-19	-22

Rhapsido	101		nm	nm

Total immunology	5 246	4 958	6	3

Neuroscience
Kesimpta	2 588	1 976	31	29

Zolgensma Group	667	624	7	3

Aimovig	183	159	15	8

Total neuroscience	3 438	2 759	25	22

Oncology
Kisqali	3 211	2 133	51	48

Pluvicto	1 293	825	57	55

Jakavi	1 133	1 016	12	6

Tafinlar + Mekinist	1 074	1 125	-5	-7

Scemblix	995	536	86	85

Lutathera	436	400	9	8

Fabhalta [3]	394	201	96	94

Total oncology [4]	8 536	6 236	37	34

Established brands
Sandostatin Group	589	620	-5	-7

Exforge Group	394	370	6	2

Promacta/Revolade [4]	363	1 048	-65	-66

Diovan Group	310	304	2	-2

Tasigna [4]	297	704	-58	-59

Lucentis	230	362	-36	-40

Myfortic [4]	216	201	7	4

Piqray/Vijoice [4]	204	211	-3	-4

Kymriah	169	199	-15	-16

Contract manufacturing	824	619	33	27

Other [4]	3 244	3 523	-8	-11

Total established brands [4]	6 840	8 161	-16	-19

Total net sales to third parties	27 521	27 287	1	-2

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
[4] Reclassified to conform with 2026 presentation of brands by therapeutic area and established brands.

nm = not meaningful

Net sales to third parties1 of the top 20 brands in 2026
Second quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc2	USD m	% change USD	% change cc2	USD m	% change USD	% change cc2

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 069	16	755	7	3	1 824	12	10

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	1 045	39	650	52	49	1 695	44	43

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	942	32	482	32	30	1 424	32	32

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	-2 [5]	nm	1 183	4	3	1 181	-50	-51

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	493	38	158	65	62	651	43	43

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			576	10	8	576	10	8

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	197	-20	384	17	15	581	1	0

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	315	21	235	8	8	550	15	15

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	369	93	193	80	82	562	89	89

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	214	55	266	66	63	480	61	59

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			342	-23	-25	342	-23	-25

Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	152	58	213	6	2	365	23	20

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	177	-5	125	8	7	302	0	-1

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	163	9	62	9	6	225	9	8

Exforge Group	Established brands	Hypertension			191	1	-3	191	0	-3

Fabhalta [4]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	124	63	101	130	130	225	88	88

Promacta/Revolade	Established brands	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	39	-83	140	-49	-50	179	-64	-65

Diovan Group	Established brands	Hypertension	6	-14	154	5	3	160	4	2

Tasigna	Established brands	Chronic myeloid leukemia (CML)	30	-81	112	-32	-34	142	-57	-58

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			126	-27	-30	126	-27	-30

Top 20 brands total			5 333	-7	6 448	10	8	11 781	2	1

Rest of portfolio			621	14	2 006	4	2	2 627	6	5

Net sales to third parties			5 954	-5	8 454	8	6	14 408	3	1

[1] Net sales to third parties by location of customer
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] Net sales to third parties reflect Fabhalta sales for all indications.
[5] Mainly due to change in revenue deductions

nm = not meaningful

Net sales to third parties1 of the top 20 brands in 2026
First half
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc2	USD m	% change USD	% change cc2	USD m	% change USD	% change cc2

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 839	6	1 551	9	3	3 390	7	5

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	1 970	47	1 241	56	49	3 211	51	48

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	1 666	28	922	36	31	2 588	31	29

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	70	-97	2 416	9	5	2 486	-46	-48

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	999	55	294	63	55	1 293	57	55

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			1 133	12	6	1 133	12	6

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	367	-19	707	5	1	1 074	-5	-7

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	561	17	464	11	7	1 025	14	13

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	655	90	340	78	76	995	86	85

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	380	43	552	90	83	932	68	64

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			730	-19	-22	730	-19	-22

Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	269	20	398	0	-6	667	7	3

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	339	-12	250	6	2	589	-5	-7

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	314	9	122	10	5	436	9	8

Exforge Group	Established brands	Hypertension	2	-33	392	7	2	394	6	2

Fabhalta [4]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	223	74	171	134	128	394	96	94

Promacta/Revolade	Established brands	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	64	-88	299	-44	-46	363	-65	-66

Diovan Group	Established brands	Hypertension	16	-20	294	4	0	310	2	-2

Tasigna	Established brands	Chronic myeloid leukemia (CML)	58	-84	239	-31	-34	297	-58	-59

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			230	-36	-40	230	-36	-40

Top 20 brands total			9 792	-10	12 745	11	6	22 537	1	-2

Rest of portfolio			1 121	3	3 863	1	-3	4 984	1	-2

Net sales to third parties			10 913	-9	16 608	8	4	27 521	1	-2

[1] Net sales to third parties by location of customer
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

Other revenues
(USD millions)	Q2 2026	Q2 2025	H1 2026	H1 2025

Profit sharing income	456	356	788	613

Royalty income [1]	27	318	53	326

Milestone income	5	35	18	89

Other [2]	55	73	95	141

Total other revenues	543	782	954	1 169

1 In the second quarter and first half of 2025, royalty income includes a royalty settlement of USD 0.3 billion.
[2] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q2 2026	Q2 2025	H1 2026	H1 2025

Property, plant and equipment impairment charges		-4	-39	-6

Property, plant and equipment depreciation charge	-261	-241	-520	-456

Right-of-use assets impairment charges	-1		-1

Right-of-use assets depreciation charge	-77	-68	-150	-133

Intangible assets impairment charges	-199	-92	-199	-94

Intangible assets amortization charge	-862	-851	-1 719	-1 721

In the first half of 2026 and 2025, there were no reversals of impairment charges on property, plant and equipment, right-of-use assets and intangible assets.
The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets other than goodwill, excluding the impacts of the first half of 2026 business combinations and acquisitions applying the optional concentration test, which are disclosed in Note 3:
(USD millions)	Q2 2026	Q2 2025	H1 2026	H1 2025

Additions to property, plant and equipment	335	349	610	559

Additions to right-of-use assets	102	81	151	137

Additions to intangible assets other than goodwill	408	198	852	1 377

Financial debts
The acquisition of Avidity Biosciences, Inc., completed on February 27, 2026, was initially financed through a USD 11.0 billion bridge loan with an interest rate based on compounded Secured Overnight Financing Rate (SOFR). The bridge loan was fully repaid on March 18, 2026, using the proceeds from the straight and floating rate bonds issued in the first quarter of 2026.

The following table provides a breakdown of straight and floating rate bonds issued in the first half of 2026:
Coupon	Currency	Notional amount (millions)	Issuance year	Maturity year	Issuer	Issue price	USD millions

SOFR + 0.65%	USD	500	2026	2029	Novartis Capital Corporation, New York, United States	100.000%	499

4.100%	USD	1 250	2026	2029	Novartis Capital Corporation, New York, United States	99.883%	1 247

4.400%	USD	1 750	2026	2031	Novartis Capital Corporation, New York, United States	99.960%	1 746

4.600%	USD	2 000	2026	2033	Novartis Capital Corporation, New York, United States	99.574%	1 986

4.900%	USD	2 250	2026	2036	Novartis Capital Corporation, New York, United States	99.719%	2 237

5.600%	USD	1 000	2026	2046	Novartis Capital Corporation, New York, United States	99.536%	990

5.700%	USD	2 250	2026	2056	Novartis Capital Corporation, New York, United States	99.120%	2 216

3.100%	EUR	600	2026	2032	Novartis Finance S.A., Luxembourg, Luxembourg	99.525%	679

3.500%	EUR	600	2026	2035	Novartis Finance S.A., Luxembourg, Luxembourg	99.757%	681

4.000%	EUR	500	2026	2041	Novartis Finance S.A., Luxembourg, Luxembourg	99.833%	568

Total straight and floating rate bonds issued in the first half of 2026							12 849

Total straight and floating rate bonds, June 30, 2026							40 542

Total straight and floating rate bonds, December 31, 2025							27 929

Net investment hedge designation
In addition to the existing hedges as of December 31, 2025, the Company has further designated the newly issued Euro-denominated straight bonds maturing 2032 (EUR 600 million), 2035 (EUR 600 million) and 2041 (EUR 500 million) as hedges of the translation risk arising on certain of these net investments in foreign operations with a Euro functional currency. As of June 30, 2026, long-term financial debt with a carrying amount of EUR 5.0 billion (USD 5.7 billion, December 31, 2025: USD 3.9 billion), have been designated as hedge instruments. The hedges remained effective since inception, and no amount was recognized in the consolidated income statement in 2025 and 2026 year-to-date.
Commitments
Research and development commitments
The Company has entered into long-term research and development agreements related to intangible assets with various third parties. The Company has also entered into acquisition agreements related to intangible assets with third parties that were accounted for as assets separately acquired by electing to apply the optional concentration test. These agreements may provide for potential milestone payments by Novartis, which are dependent on successful achievement of specified clinical development, regulatory approval, or sales milestones, or other conditions specified in the agreements.
As of June 30, 2026, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	Jun 30, 2026

2026	263

2027	1 888

2028	957

2029	1 494

2030	1 095

2031	1 213

Thereafter	12 813

Total	19 723

Other commitments
The Company has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.
The Company routinely acquires interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future.
Pending acquisition commitment to acquire Myricx Bio – On July 5, 2026, Novartis entered into a stock purchase agreement to acquire Myricx Bio, a privately held UK-based biotechnology company developing a new class of antibody-drug conjugates (ADCs), using N-myristoyltransferase inhibitor (NMTi) payloads. Under the terms of the agreement Novartis will make a payment of USD 1.1 billion at closing and up to USD 0.4 billion in additional payments contingent upon the achievement of specified milestones. The transaction is expected to close in the second half of 2026, subject to satisfaction or waiver of customary closing conditions, including regulatory approval.

11. Events subsequent to the June 30, 2026, consolidated balance sheet date
Significant transaction entered into in July 2026
On July 5, 2026, the Company entered into a commitment related to a purchase agreement to acquire a company. See Note 10 for further information.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis

Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and net impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
Change in constant currency
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results. To provide additional context that may assist investors in understanding period-on-period movements, including changes in volume, price and generic competition impacts on net sales, we disclose year-over-year percentage changes in net sales and selected key figures, including operating income and net income, both as reported in USD and in constant currencies. Constant currency percentage changes are presented only as supplemental explanatory information to give context for the estimated currency effect on reported year-over-year percentage changes and should be considered together with the corresponding USD-reported percentage changes.
Constant currency percentage changes exclude the estimated impact of exchange rate movements arising from (i) translating results from functional currencies into USD, the Company’s reporting currency, and (ii) major transactions of consolidated entities performed in currencies other than their functional currency.
Constant currency percentage changes are calculated by translating current-year results into USD using prior-year average exchange rates (excluding adjustments required under IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for

subsidiaries operating in hyperinflationary economies), and adjusting for the estimated impact of exchange rate movements on major transactions of consolidated entities performed in currencies other than their functional currency. The translated current-year amounts are then compared with the prior-year results in USD to derive the constant currency percentage changes.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment.
Additional information
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 50 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following table provides an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
(USD millions unless indicated otherwise)	Q2 2026	Q2 2025	H1 2026	H1 2025

IFRS Accounting Standards operating income	4 750	4 864	8 985	9 527

Amortization of intangible assets	778	770	1 553	1 559

Impairments

Intangible assets	199	92	199	93

Property, plant and equipment related to the company-wide rationalization of manufacturing sites		1		1

Other property, plant and equipment			34

Total impairment charges	199	93	233	94

Acquisition or divestment of businesses and related items

- Income	-51	-106	-180	-217

- Expense	85	143	208	246

Total acquisition or divestment of businesses and related items, net	34	37	28	29

Other items

Divestment gains		-50	-125	-50

Financial assets - fair value adjustments	6	-3	-13	38

Restructuring and related items

- Income	-24	-44	-38	-60

- Expense	472	147	586	292

Legal-related items

- Income		-280		-280

- Expense	46	443	46	443

Additional income	-321	-109	-470	-170

Additional expense		57	52	78

Total other items	179	161	38	291

Total adjustments	1 190	1 061	1 852	1 973

Core operating income	5 940	5 925	10 837	11 500

as % of net sales	41.2%	42.2%	39.4%	42.1%

Loss from associated companies	-2	-3	-5	-6

Interest expense	-462	-289	-805	-559

Other financial income and expense	-17	-41	-67	-24

Core adjustments to other financial income and expense	36	28	90	57

Income taxes, adjusted for core adjustment items (core income taxes)	-917	-910	-1 678	-1 776

Core net income	4 578	4 710	8 372	9 192

Core net income attributable to shareholders of Novartis AG	4 585	4 709	8 379	9 188

Core net income attributable to non-controlling interests	-7	1	-7	4

Core basic EPS (USD) [1]	2.41	2.42	4.39	4.69

[1] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
Second quarter
(USD millions unless indicated otherwise)	Q2 2026 IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Q2 2026 Core results	Q2 2025 Core results

Gross profit	11 241	692			32	11 965	11 915

Operating income	4 750	778	199	34	179	5 940	5 925

Income before taxes	4 269	778	199	34	215	5 495	5 620

Income taxes [5]	-1 012	-155	-35	-17	302	-917	-910

Net income	3 257					4 578	4 710

Attributable to:
Shareholders of Novartis AG	3 264					4 585	4 709

Non-controlling interests	-7					-7	1

Basic EPS (USD) [6]	1.71					2.41	2.42

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 710	692			32	-2 986	-2 612

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 241			5	5	-3 231	-3 441

Research and development	-2 847	86	199	9	-100	-2 653	-2 553

Other income	410			-51	-258	101	194

Other expense	-813			71	500	-242	-190

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-17				36	19	-13

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets
[3] Acquisition or divestment of businesses and related items, including integration-related charges: selling, general and administration, research and development, other income and other expense include integration-related charges and income; other income and other expense also include transitional services fee income and expenses related to the Sandoz distribution as well as adjustments to provisions; other income also includes settlement income related to a prior-year divestment

[4] Other items: costs of goods sold, selling, general and administration, research and development, other income and other expense include net restructuring charges and related items; research and development include contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes an asset divestment gain, fair value adjustments on contingent consideration receivables, a gain related to pension plan amendments and other items; other expense includes legal-related items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include adjustments for the tax effects of intercompany transactions, including effects of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.2 billion to arrive at the core results before tax amounts to a tax benefit of USD 95 million and the average tax rate on the total adjustments was -7.7% since the estimated full year core tax charge of 16.7% has been applied to the pre-tax income of the period.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
First half
(USD millions unless indicated otherwise)	H1 2026 IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	H1 2026 Core results	H1 2025 Core results

Gross profit	21 306	1 386			53	22 745	22 997

Operating income	8 985	1 553	233	28	38	10 837	11 500

Income before taxes	8 108	1 553	233	28	128	10 050	10 968

Income taxes [5]	-1 695	-308	-41	-18	384	-1 678	-1 776

Net income	6 413					8 372	9 192

Attributable to:
Shareholders of Novartis AG	6 420					8 379	9 188

Non-controlling interests	-7					- 7	4

Basic EPS (USD) [6]	3.37					4.39	4.69

The following are adjustments to arrive at core gross profit

Cost of goods sold	-7 169	1 386			53	-5 730	-5 115

The following are adjustments to arrive at core operating income

Selling, general and administration	-6 381			6	7	-6 368	-6 498

Research and development	-5 587	167	199	14	-150	-5 357	-4 855

Other income	888			-180	-494	214	273

Other expense	-1 241		34	188	622	-397	-417

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-67				90	23	33

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration-related charges: selling, general and administration, research and development, other income and other expense include integration-related charges and income; other income and other expense also include transitional services fee income and expenses related to the Sandoz distribution as well as adjustments to provisions; other income also includes settlement income related to a prior-year divestment

[4] Other items: costs of goods sold, selling, general and administration, research and development, other income and other expense include net restructuring charges and related items; costs of goods sold and research and development include contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes asset divestment gains, fair value adjustments on contingent consideration receivables, a gain related to pension plan amendments and other items; other expense includes legal-related items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include adjustments for the tax effects of intercompany transactions, including effects of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.9 billion to arrive at the core results before tax amounts to a tax benefit of USD 17 million and the average tax rate on the total adjustments was -0.9% since the estimated full year core tax charge of 16.7% has been applied to the pre-tax income of the period.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Non-IFRS measure free cash flow
The following tables provide a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
Second quarter
	Q2 2026			Q2 2025

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	5 882		5 882	6 664		6 664

Net cash flows used in investing activities [1]	-3 105	2 784	-321	-2 243	1 912	-331

Net cash flows used in financing activities [2]	-2 020	2 020	0	-5 213	5 213	0

Non-IFRS measure free cash flow			5 561			6 333

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.

First half
	H1 2026			H1 2025

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	9 558		9 558	10 309		10 309

Net cash flows used in investing activities [1]	-14 841	14 174	-667	-1 913	1 328	-585

Net cash flows from/(used in) financing activities [2]	1 559	-1 559	0	-13 761	13 761	0

Non-IFRS measure free cash flow			8 891			9 724

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities are excluded from the free cash flow.
[2] Net cash flows from/(used in) financing activities are excluded from the free cash flow.
The following tables summarize the non-IFRS measure free cash flow:
Second quarter
(USD millions)	Q2 2026	Q2 2025

Operating income	4 750	4 864

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	1 406	1 252

Change in provisions and other non-current liabilities	466	665

Other	12	197

Operating income adjusted for non-cash items	6 634	6 978

Dividends received from associated companies and others	1	1

Interest received and change in other financial receipts	44	437

Interest paid and change in other financial payments	-380	-240

Income taxes paid	-398	-675

Payments out of provisions and other net cash movements in non-current liabilities	-251	-279

Change in inventories and trade receivables less trade payables	-410	-354

Change in other operating cash flow items	642	796

Net cash flows from operating activities	5 882	6 664

Purchases of property, plant and equipment	-321	-331

Non-IFRS measure free cash flow	5 561	6 333

First half
(USD millions)	H1 2026	H1 2025

Operating income	8 985	9 527

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	2 614	2 447

Change in provisions and other non-current liabilities	536	847

Other	146	478

Operating income adjusted for non-cash items	12 281	13 299

Dividends received from associated companies and others	1	1

Interest received and other financial receipts	127	559

Interest paid and other financial payments	-593	-493

Income taxes paid	-1 185	-1 215

Payments out of provisions and other net cash movements in non-current liabilities	-518	-516

Change in inventories and trade receivables less trade payables	-1 062	-1 514

Change in other operating cash flow items	507	188

Net cash flows from operating activities	9 558	10 309

Purchases of property, plant and equipment	-667	-585

Non-IFRS measure free cash flow	8 891	9 724

Additional information
Net debt
Condensed consolidated changes in net debt
Second quarter
(USD millions)	Q2 2026	Q2 2025

Net change in cash and cash equivalents	739	-410

Change in marketable securities, time deposits, financial debts and derivatives financial instruments	-2 039	-1 103

Change in net debt	-1 300	-1 513

Net debt at April 1	-38 087	-22 271

Net debt at June 30	-39 387	-23 784

First half
(USD millions)	H1 2026	H1 2025

Net change in cash and cash equivalents	-3 819	-4 803

Change in marketable securities, time deposits, financial debts and derivatives financial instruments	-13 621	-2 840

Change in net debt	-17 440	-7 643

Net debt at January 1	-21 947	-16 141

Net debt at June 30	-39 387	-23 784

Components of net debt
(USD millions)	Jun 30, 2026	Dec 31, 2025	Jun 30, 2025

Non-current financial debts	-37 489	-27 935	-22 470

Current financial debts and derivative financial instruments	-9 588	-5 602	-8 314

Total financial debts	-47 077	-33 537	-30 784

Less liquidity

Cash and cash equivalents	7 616	11 435	6 656

Marketable securities, time deposits and derivative financial instruments	74	155	344

Total liquidity	7 690	11 590	7 000

Net debt at end of period	-39 387	-21 947	-23 784

Share information
	Jun 30, 2026	Jun 30, 2025

Number of shares outstanding	1 900 714 840	1 935 853 188

Registered share price (CHF)	126.58	96.17

ADR price (USD)	156.72	121.01

Market capitalization (USD billions) [1]	297.4	233.5

Market capitalization (CHF billions) [1]	240.6	186.2

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q2 2026	Average rates Q2 2025	Average rates H1 2026	Average rates H1 2025	Period-end rates Jun 30, 2026	Period-end rates Jun 30, 2025

1 CHF	1.266	1.209	1.271	1.161	1.236	1.254

1 CNY	0.147	0.138	0.146	0.138	0.147	0.140

1 EUR	1.163	1.133	1.167	1.093	1.140	1.174

1 GBP	1.343	1.335	1.345	1.297	1.324	1.373

100 JPY	0.628	0.692	0.633	0.674	0.616	0.695

100 RUB	1.345	1.235	1.309	1.154	1.289	1.272

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars.
Second quarter
	Change in USD % Q2 2026	Change in constant currencies % Q2 2026	Percentage point currency impact Q2 2026

Net sales to third parties	3	1	2

Operating income	-2	-3	1

Net income	-19	-19	0

Basic earnings per share (USD)	-17	-18	1

Core operating income	0	0	0

Core net income	-3	-4	1

Core basic earnings per share (USD)	0	-1	1

First half
	Change in USD % H1 2026	Change in constant currencies % H1 2026	Percentage point currency impact H1 2026

Net sales to third parties	1	-2	3

Operating income	-6	-7	1

Net income	-16	-17	1

Basic earnings per share (USD)	-14	-15	1

Core operating income	-6	-7	1

Core net income	-9	-10	1

Core basic earnings per share (USD)	-6	-8	2

Disclaimer
This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “expected,” “anticipated,” “planned,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expanded,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “on track,” “look forward,” “pipeline,” or similar expressions, or by express or implied discussions regarding: potential new products, potential new indications for existing products, potential product launches or potential future revenues from any such products; or results of ongoing clinical trials; potential future, pending or announced transactions; potential future sales or earnings; strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; our capital structure. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this communication will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this communication will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of key products, commercial priorities and strategy; the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this communication; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.
About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Important dates
October 27, 2026
Third quarter & nine months 2026 results
November 18-19, 2026
Meet Novartis Management 2026 (London, UK)
February 3, 2027
Fourth quarter & full year 2026 results